Mail Stop 3561

March 23, 2009

Mr. Bruce S. Bozsum, Chairman
Mohegan Tribal Gaming Authority
One Mohegan Sun Boulevard
Uncasville, Connecticut 06382

> **Re:** **Mohegan Tribal Gaming Authority**
> **Form 10-K for the fiscal year ended September 30, 2008**
> **Filed December 29, 2008**
> **File No. 033-80655**

Dear Mr. Bozsum:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the fiscal year ended September 30, 2008

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 48
Overview, page 48
Project Horizon, page 50

1.   We note your disclosure that on September 22, 2008 you announced the
        suspension of the hotel, retail, and parking garage elements of the Earth
        Expansion component of Project Horizon as a result of the ongoing national
        economic recession and you intend to re-evaluate the feasibility of the suspended
        elements in approximately 12 months. In light of the significant amount of costs
        incurred on the project that are currently recorded as construction in progress on
        the balance sheet, please provide us with, and disclose in future filings, the
        specific factors management will consider in determining the future of this
        project. Also, please tell us why you believe it is appropriate to wait 12 months to
        re-evaluate the feasibility of this project rather than making an evaluation at the
        end of each reporting period. It would appear that the adverse economic
        conditions during the latter part of fiscal 2008 and continuing into fiscal 2009
        may indicate that the carrying amount of the construction in progress may not be
        recoverable, and you would be required to perform an interim impairment test on
        this asset under paragraph 8 of SFAS No. 144. Please tell us if you performed
        such an analysis on the construction in progress asset during the first quarter of
        2009 or if you expect to do so before September 30, 2009.

Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-7
Note 2 – Summary of Significant Accounting Policies, page F-8
General

2.   In your consolidated financial statements, we note no disclosure of the accounting
        method for accruing a base jackpot liability. With respect to the method for
        accruing this liability, casino companies have interpreted the requirement in
        Section 2.09-.10 of the Casino Audit guide differently. In this regard, we have
        noted that some accrue the liability as games are played under a matching
        concept, while others accrue only incremental jackpot amounts owed where every
        coin played adds to the jackpot total. Please expand your notes to describe this
        liability and address how you recognize and measure the liability in your
        consolidated financial statements.

Other Intangibles Assets, page F-10

3.   We note your disclosure that you assessed the Mohegan Sun trademark for
        impairment at September 30, 2008 and 2007 and determined that no impairment

existed. We also note your disclosure in Note 11 that the suspension of Project Horizon, recent operating trends and increased competition in the Northeast gaming market all had the effect of decreasing estimated future Mohegan Sun revenues. Please explain to us how these factors and expected decrease in future revenues was considered in the impairment analysis of the Mohegan Sun trademark. If these factors were not considered in the impairment analysis, please explain to us why not.

Note 10 – Commitments and Contingencies, page F-27
Pocono Downs Purchase Settlement, page F-31

4.   We refer to your disclosure that the Authority entered into an agreement with the sellers of Pocono Downs, whereby, the Authority will receive a refund of the purchase price equal to $30 million. Your disclosure indicates that you have accounted for the amounts to be received as a receivable and non-operating gain. Please tell us why you believe it was appropriate to recognize a gain of $24.5 million, including specific references to the relevant technical accounting literature which supports your conclusions. As part of your response, please explain to us the nature and timing of the circumstances leading up to the amendment and refund to the original purchase price, including an explanation of why an amendment was necessary. Also, please tell us if any of these amended terms were related to preacquisition or other contingencies established at the time of the purchase in January 2005. We may have further comment upon receipt of your response.

5.   We note your disclosure that a final settlement was reached in June 2007 between the various parties involved in a dispute with Downs Racing and based on the settlement Downs Racing is required to make agreed upon payments to the Wilkes-Barre Area School District for each tax year through 2015 totaling $18.2 million. Please tell us if you accrued for the total of this settlement amount as of September 30, 2007, and if not, please explain why you believe your accounting is appropriate.

Note 14 – Mohegan Ventures – Northwest LLC (Cowlitz Project), page F-36

6.   We note from the last paragraph in this footnote that in May 2008, several determinations were made with regards to this project including an opinion received from BIA regarding the taking into trust of the land and the publishing by the BIA of a final environmental impact statements. It is unclear from your disclosure how these events impact your interest in the Cowlitz project and whether such events will have a positive or negative effect on the project as a whole. Please tell us, and revise future filings to clarify, if such events have furthered or hindered your interest in the Cowlitz project and to what extent you plan on continuing your involvement.

Note 17 – Segment Reporting, page F-39

7.   We note from the first paragraph of note 17 that the company only has two operating segments – those being Mohegan Sun (comprised of the Connecticut entities) and Pocono Downs. We further note that the Connecticut entities are comprised of a golf and country club, casino/hotel, and a WNBA basketball franchise. Given the diverse nature of the Connecticut entities, it is unclear why each enterprise does not represent a separate operating or reporting segment. Considering the guidance on operating and reporting segments set forth in SFAS No. 131, please tell us why you believe it is appropriate to include the Connecticut entities in one reporting segment. As part of your response, please identify for us your operating segments and discuss the criteria followed in the aggregation of any of those operating segments. We may have further comment upon receipt of your response.

Note 18 – Supplemental Condensed Consolidating Financial Statement Information, page F-40

8.   We note your disclosure that substantially all of the Authority's outstanding public debt is fully and unconditionally guaranteed by certain subsidiaries of the Authority. Please confirm to us, and revise future filings to disclose, that the guarantees are also joint and several. See Rule 3-10(f) of Regulation S-X.

Other

9.   We note that you have multiple ratios discussed in your liquidity section on page 74. Furthermore, given that you have public debt outstanding, please revise all future filings to include this Exhibit 12 in accordance with the guidance in Item 601(b)(12) and Item 503(d) of Regulation S-K, respectively.

Form 10-Q for the fiscal quarter ended December 31, 2008

Note 5 – Commitments and Contingencies, page 17

10.   We note your disclosure in Note 5 that as of December 31, 2008, you had incurred $71.9 million on the Earth Expansion project. In light of your disclosure in Note 10 in Form 10-K for the year ended September 30, 2008 that you had incurred $58 million on this project, please tell us the nature of the additional costs incurred during the first quarter of fiscal 2009 and tell us how you accounted for these costs. Also, please explain to us why you incurred additional costs on the project during fiscal 2009 while your disclosures indicate that work on the project continues to be suspended. We may have further comment upon review of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions

Sincerely,

Linda Cvrkel
Branch Chief